Exhibit 99.1

FEBRUARY 19, 2021 | VANCOUVER, BC

SANDSTORM GOLD ROYALTIES FILES EARLY WARNING REPORT

Pursuant to National Instrument 62-103 - The Early Warning System and Related Take Over Bid and Insider Reporting Issues, Sandstorm Gold Ltd. (“Sandstorm Gold Royalties”, “Sandstorm” or the “Company”) is announcing the purchase of an aggregate of 5,073,798 common shares (the “Entrée Purchased Shares”) and 1,200,000 share purchase warrants (the “Entrée Purchased Warrants”) of Entrée Resources Ltd. (“Entrée”). The acquisition of the Entrée Purchased Shares and the Entrée Purchased Warrants collectively represent an approximate 2.0% increase in Sandstorm’s holdings of the outstanding common shares of Entrée (the “Entrée Shares”) on a partially diluted basis.

Prior to the purchase of the Entrée Purchased Shares and Entrée Purchased Warrants, Sandstorm held 35,636,880 Entrée Shares as well as warrants to purchase an additional 457,317 Entrée Shares (“Entrée Warrants”). The 35,636,880 Entrée Shares represented approximately 20.4% of the then outstanding Entrée Shares on a non-diluted basis. Assuming the exercise of all 457,317 Entrée Warrants held by the Company, Sandstorm would have then held an aggregate of 36,094,197 Entrée Shares, representing approximately 20.6% of the then outstanding Entrée Shares (on a partially diluted basis). Upon completion of the purchase of the Entrée Purchased Shares and Entrée Purchased Warrants, an aggregate 40,710,678 Entrée Shares and 1,657,317 Entrée warrants are now owned directly by Sandstorm. The 40,710,678 Entrée Shares represent approximately 21.9% of the outstanding Entrée Shares. Assuming the exercise of all of the 1,657,317 Entrée Warrants now held by the Company, the Company would then hold 42,367,995 Entrée Shares, representing approximately 22.6% of the outstanding Entrée Shares (on a partially diluted basis).

The Company acquired 2,400,000 of the Entrée Purchased Shares and the 1,200,000 Entrée Purchased Warrants pursuant to a private placement conducted by Entrée. The remaining 2,673,798 of the Entrée Purchased Shares were acquired by Sandstorm on the open market over the facilities of the Toronto Stock Exchange and other published markets for the Entrée Shares between November 21, 2019 and February 18, 2021 at prices ranging from C$0.29 to C$0.65 per Entrée Acquired Share. The purchase of the Entrée Purchased Shares and Entrée Purchased Warrants by Sandstorm was effected for investment purposes. While Sandstorm may from time to time acquire additional securities of Entrée, dispose of some or all of the existing or additional securities it holds or will hold, or may continue to hold its current position, it is Sandstorm’s current intention, based on market conditions and other circumstances, to acquire additional securities of Entrée.

An Early Warning Report, as required under National Instrument 62-103, contains additional information with respect to the foregoing matters and will be filed by the Company on Entrée’s SEDAR profile at www.sedar.com. To obtain a copy of the report, contact Kim Bergen at 604 628 1164. Entrée’s head office is located at 1066 West Hastings Street, Suite 1650, Vancouver, BC V6E 3X1.

The acquisition of the Entrée Purchased Shares was made in reliance on the normal course purchase exemption from the formal take-over bid requirements in section 4.1 of National Instrument 62-104, Takeover Bids and Issuer Bids (“NI 62-104”). The Entrée Purchased Shares acquired, together with all of the other Entrée Shares acquired during the 12-month period preceding this purchase, did not exceed 5% of the number of Entrée Shares outstanding at the beginning of such 12-month period, and the consideration paid for any of the Entrée Shares did not exceed the market price at the date of the purchase as determined in accordance with NI 62-104.

CONTACT INFORMATION

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

ERFAN KAZEMI	KIM BERGEN
CHIEF FINANCIAL OFFICER	CAPITAL MARKETS

604 689 0234	604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 201 royalties, of which 24 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Sandstorm has been prepared in accordance with requirements and standards under securities laws, which differ from the requirements of US securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on 11 December 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by securities laws other than the requirements of US securities laws, they are not recognized by the SEC. Disclosure of contained ounces are or may be permitted disclosure under regulations applicable to Sandstorm; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit of production measures. As such, certain information contained in this document or in the documents incorporated by reference herein concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements include, but are not limited to, the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2020 and the section entitled “Risk Factors” contained in the Company’s annual information form dated March 30, 2020 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.